UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

VeriFone Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

92342Y109

(CUSIP Number of Class of Securities (the Underlying Common Stock))

Douglas G. Bergeron

Chief Executive Officer

VeriFone Holdings, Inc.

2099 Gateway Place, Suite 600

San Jose, CA 95110

(408) 232-7800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Scott D. Miller, Esq.

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

(650) 461-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On May 12, 2009, VeriFone Holdings, Inc. (“VeriFone” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) its Notice of 2009 Annual Meeting of Stockholders and Proxy Statement on Schedule 14A for the 2009 Annual Meeting of Stockholders to be held on June 23, 2009 (the “Proxy Statement”), a copy of which is filed as Exhibit 99.1 to this Schedule TO and is incorporated herein by reference. The Proxy Statement contains a proposal submitted to VeriFone’s stockholders to approve a proposed stock option exchange program for employees other than the Company’s named executive officers and directors (the “Exchange Program”).

Neither the Proxy Statement nor this filing on Schedule TO constitutes an offer to holders of eligible options to exchange such options. VeriFone will only commence an exchange offer, if at all, if the Company’s stockholders approve the proposed Exchange Program. VeriFone will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of an exchange offer under the Exchange Program. Persons who are eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange Program.

VeriFone stockholders are urged to read the Proxy Statement before making any voting decision regarding the proposed Exchange Program, because it contains important information about the proposal to be voted on by stockholders with respect to the proposed Exchange Program.

VeriFone stockholders and option holders will be able to obtain the written materials described above and other documents filed by VeriFone with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by VeriFone with the SEC by directing a written request to: VeriFone, Inc., 2099 Gateway Place, Suite 600, San Jose, CA 95110, Attention: Investor Relations.

Item 12.	Exhibits.

Exhibit No.	Description

99.1	Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders scheduled for June 23, 2009 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 12, 2009).